UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported):	September 30, 2022

Sky Quarry Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-1803091
(State or other	(I.R.S. Employer
jurisdiction of incorporation)	Identification No.)

222 S. Main Street, Suite 500

Salt Lake City, UT 84101

(Address of principal executive offices) (zip code)

(424) 394-1090

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Fundamental Changes

On September 30, 2022, we entered into a Stock Purchase Agreement with Refinery Technologies, Inc., a Utah corporation, to acquire all of the outstanding securities of Foreland Refining Corporation, a Texas corporation (“Foreland”). Foreland owns and operates an oil refinery outside of Ely, Nevada, known as the Eagle Springs Refinery. As consideration for the purchase of Foreland, we paid cash of Four Million Dollars ($4,000,000) and executed a Secured Promissory Note in the principal amount of Seven Million Dollars ($7,000,000) (the “Note”). Pursuant to the terms of the Note, we are obligated to make an installment payment of Three Million Five Hundred Thousand Dollars ($3,500,000) fifteen (15) days after the closing, and an inventory payment of an additional Three Million Five Hundred Thousand Dollars ($3,500,000) thirty (30) days after the closing. The Note bears interest at the rate of four percent (4%) per year.

Exhibits

Exhibit No.	Description

1.1	Stock Purchase Agreement with Refinery Technologies, Inc. dated September 30, 2022

1.2	Secured Promissory Note to Refinery Technologies, Inc. dated September 30, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sky Quarry Inc.

Dated: October 5, 2022	By:	/s/ David Sealock
David Sealock
	Its:	Chief Executive Officer